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Exhibit 20.3

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

        The following unaudited pro forma financial information has been prepared to assist you in your analysis of the financial effects of the merger of Key into Cimarex. We derived this information for each of the respective companies as follows:

  •
  Cimarex's information was derived from its unaudited financial statements as of June 30, 2002 and for the nine months ended June 30, 2002 and its audited financial statements as of and for the year ended September 30, 2001.

  •
  Key's information was derived from its audited financial statements as of December 31, 2001 and for the year then ended. Information relating to the nine months ended June 30, 2002 is unaudited and has been derived from Key's accounting records.

        The information prepared is only a summary and you should read it in conjunction with the historical financial statements and related notes contained in the annual reports and other information that Key has filed with the Securities and Exchange Commission or is included elsewhere in this proxy statement/prospectus, as well as the historical financial information for Cimarex included beginning on page F-1 of this proxy statement/prospectus.

        You should consider several factors when comparing the historical financial information of Cimarex and Key to the Unaudited Pro Forma Combined Condensed Financial Information, including the following:

  •
  The Unaudited Pro Forma Combined Condensed Balance Sheet gives effect to the merger as if it had occurred on June 30, 2002. The Unaudited Pro Forma Combined Condensed Statement of Operations for the nine months ended June 30, 2002 and the year ended September 30, 2001 gives effect to the merger as if it occurred on October 1, 2000.

  •
  Cimarex's fiscal year ends on September 30 and Key's fiscal year ends on December 31.

  •
  The financial information presented by Key for the nine month period ended June 30, 2002, has been compiled by the management of Key. Results of Key for the three month period ended December 31, 2001 are included in the Unaudited Pro Forma Combined Condensed Statements of Operations for both the nine month period ended June 30, 2002 and the year ended September 30, 2001.

  •
  Expected cost savings resulting from operating synergies and the elimination of merger related costs have not been reflected as adjustments to the historical data. The cost savings are expected to result from the consolidation of the corporate headquarters of Cimarex and Key and rationalization of capital spending. Cimarex estimates that it will incur approximately $4.2 million in fees and expenses associated with the merger. Key estimates that it will incur fees and expenses of approximately $5.0 million, these items are being expensed as incurred by Key. There are no arrangements to have Helmerich & Payne or Cimarex to reimburse any of Key's merger-related costs.

        The Unaudited Pro Forma Combined Condensed Financial Information is for illustrative purposes only. The financial results may have been different had Cimarex been an independent company and had the companies always been combined. You should not rely on the Unaudited Pro Forma Combined Condensed Financial Information as being indicative of the historical results that would have been achieved had the merger occurred in the past or the future financial results that the combined company will achieve after the merger.

        In addition, the purchase price allocation is preliminary and will be finalized following the closing of the merger. The final purchase price allocation will be determined after closing based on the actual fair value of current assets, current liabilities, indebtedness, long-term liabilities, proven and unproven oil and gas properties, identifiable intangible assets and the final number of shares of common stock issued for Key's outstanding shares of common stock and for stock options that are outstanding at closing. We are continuing to evaluate all of these items; accordingly, the final purchase price may differ in material respects from that presented in the Unaudited Pro Forma Combined Condensed Balance Sheet.

ACQUISITION OF KEY BY CIMAREX

        The following pro forma financial statements are estimates of the Unaudited Combined Condensed Financial Information of Cimarex as of June 30, 2002, the nine months ended June 30, 2002 and the year ended September 30, 2001, assuming the acquisition of Key.

UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET

As of June 30, 2002

(In Thousands)

	Cimarex Historical	Key Historical	Purchase Accounting Adjustments		Cimarex Pro Forma Combined
Assets
Cash and cash equivalents	$3,183	$1,040	$—		$4,223
Accounts receivable	29,272	15,192	—		44,464
Other current assets	7,876	1,961	—		9,837

Total current assets	40,331	18,193	—		58,524

Property and equipment, net	223,158	204,385	69,100	(2a)	496,643
Other assets	1,442	1,519	(1,253	)(2a)	1,708
Goodwill	—	—	60,822	(2a)	60,822

Total assets	$264,931	$224,097	$128,669		$617,697

Liabilities
Current liabilities	$28,916	$20,736	$—		$49,652
Debt, classified as current	—	33,000	4,200	(2a)	37,200
Deferred taxes	48,082	33,753	26,615	(2a)	108,450
Other long term liabilities	1,520	333	—		1,853

Total liabilities	78,518	87,822	30,815		197,155
Stockholders' equity	186,413	136,275	97,854	(2b)	420,542

Total liabilities and stockholders' equity	$264,931	$224,097	$128,669		$617,697

See the accompanying Notes to Unaudited Pro Forma Combined Condensed Financial Information.

UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

For the Nine Months Ended June 30, 2002

(In Thousands, except per share data)

	Cimarex Historical	Key Historical	Purchase Accounting Adjustments		Cimarex Pro Forma Combined
Revenues
Oil and gas sales	$79,520	$55,547	$—		$135,067
Gas marketing	37,451	—	—		37,451
Other income	2,027	289	32	(2d)	2,348

	118,998	55,836	32		174,866

Costs and expenses
Gas marketing purchases	36,147	—	—		36,147
Production	10,920	—	11,301	(2d)	22,221
Lease operating	—	12,359	(12,359	)(2d)	—
Depreciation, depletion and amortization	27,369	27,844	(1,208	)(2c)	54,005
Reduction to carrying value of oil and gas properties	—	45,140	(45,140	)(2c)	—
Production, property and other taxes	8,083	3,480	1,058	(2d)	12,621
General and administrative	6,826	9,541	—		16,367
Interest expense	223	1,013	—		1,236
Capitalized interest	—	(388)	—		(388)
Interest income	—	(32)	32	(2d)	—

	89,568	98,957	(46,316)		142,209

Income (loss) before income taxes	29,430	(43,121)	46,348		32,657
Income tax provision (benefit)	14,719	(15,455)	17,612	(2e)	16,876

Net income (loss)	$14,711	$(27,666)	$28,736		$15,781

Earnings (loss) per share
Basic	$0.55	$(1.97)			$0.39

Diluted	$0.55	$(1.97)			$0.39

Weighted average shares outstanding
Basic	26,591	14,039	—		40,630

Diluted	26,591	14,039	285	(2f)	40,915

See the accompanying Notes to Unaudited Pro Forma Combined Condensed Financial Information.

UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

For the Year Ended September 30, 2001

(In Thousands, except per share data)

	Cimarex Historical	Key Historical	Purchase Accounting Adjustments		Cimarex Pro Forma Combined
Revenues
Oil and gas sales	$215,777	$108,657	$—		$324,434
Gas marketing	99,140	—	—		99,140
Other income	2,136	228	168	(2d)	2,532

	317,053	108,885	168		426,106

Costs and expenses
Gas marketing purchases	93,819	—	—		93,819
Production	13,091	—	15,224	(2d)	28,315
Lease operating	—	16,823	(16,823	)(2d)	—
Depreciation, depletion and amortization	49,699	39,612	13,063	(2c)	102,374
Reduction to carrying value of oil and gas properties	78,082	45,140	25,697	(2c)	148,919
Production, property and other taxes	18,965	6,872	1,599	(2d)	27,436
General and administrative	10,068	4,579	—		14,647
Interest expense	(1,509)	2,005	—		496
Capitalized interest	—	(1,148)	—		(1,148)
Interest income	—	(168)	168	(2d)	—

	262,215	113,715	38,928		414,858

Income (loss) before income taxes	54,838	(4,830)	(38,760)		11,248
Income tax provision (benefit)	19,585	(1,213)	(14,729	)(2e)	3,643

Income (loss) before cumulative effect of change in accounting method	$35,253	$(3,617)	$(24,031)		$7,605

Earnings (loss) per share before cumulative effect of change in accounting method
Basic	$1.33	$(0.26)			$0.19

Diluted	$1.33	$(0.26)			$0.19

Weighted average shares outstanding
Basic	26,591	13,974	—		40,565

Diluted	26,591	13,974	336	(2f)	40,901

See the accompanying Notes to Unaudited Pro Forma Combined Condensed Financial Information.

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

Note 1—Basis of Presentation

        Cimarex will account for the acquisition of Key as a purchase. In the distribution of Cimarex to stockholders of Helmerich & Payne, 26,591,321 common shares of Cimarex stock will be distributed to the owners of Helmerich & Payne in the pro rata spin off of the oil and gas producing assets and marketing operations owned by Helmerich & Payne. At the closing of the merger, Cimarex will exchange one share of Cimarex common stock for each share of Key common stock outstanding.

        The accompanying Unaudited Pro Forma Combined Condensed Balance Sheet gives effect to the acquisition of Key as of June 30, 2002. The accompanying Unaudited Pro Forma Combined Condensed Statement of Operations for the nine months ended June 30, 2002 includes historical revenues and expenses of Cimarex and have been adjusted for the pro forma effect of the merger as if it occurred at October 1, 2000. Results of Key for the three month period ended December 31, 2001 are included in the Unaudited Pro Forma Combined Condensed Statements of Operations for both the nine month period ended June 30, 2002 and the year ended December 31, 2001.

        Cimarex's fiscal year ends on September 30 and Key's fiscal year ends on December 31.

        The accompanying Unaudited Pro Forma Combined Condensed Balance Sheet and the Unaudited Pro Forma Combined Condensed Statement of Operations do not include all information and notes required for complete financial statements.

        Earnings per share for the nine months ended June 30, 2002 and for the year ended September 30, 2001 for Cimarex have been calculated based on the net income of Cimarex using the number of Cimarex shares expected to be issued to the stockholders of Helmerich & Payne upon the consummation of the distribution of 26,591,321 Cimarex shares. Earnings per share on a combined basis uses the 26,591,321 shares of Cimarex shares to be issued upon consummation of distribution to Helmerich & Payne, Inc. stockholders plus the weighted average shares outstanding for Key adjusted as described below in Note 2(f).

Note 2—Pro Forma Adjustments to Record the Acquisition of Key

        The following adjustments have been made to the Unaudited Pro Forma Combined Condensed Balance Sheet at June 30, 2002 and the Unaudited Pro Forma Combined Condensed Statement of Operations, for the nine months ended June 30, 2002 and for the year ended September 30, 2001, respectively.

(a)
The purchase consideration has been based on Cimarex acquiring 100% of the Key shares outstanding based on an exchange ratio of one share of Cimarex common stock for each share of Key common stock. Options to acquire common stock of Key are exchanged for options to acquire common stock of Cimarex with similar terms. The final purchase price allocation will be determined after closing based on the actual fair value of current assets, current liabilities, indebtedness, long-term liabilities, proven and unproven oil and gas properties, identifiable intangible assets and the final number of shares of Cimarex stock issued for Key's outstanding shares of common stock and stock options that are outstanding at closing. Accordingly, the final purchase price may differ in material respects from that presented in the Unaudited Pro Forma Combined Condensed Balance Sheet. The purchase accounting adjustments are an estimate only and are subject to change. The following table reflects the calculation of the preliminary allocation of purchase price for the acquisition of Key:

(In thousands, except share and per share data)
Calculation of preliminary allocation of purchase price:
Shares of Cimarex common stock to be issued to Key shareholders	14,080,468
Average Key stock price per share	$15.96

Fair value of Cimarex common stock issued	$224,724
Plus—Fair value of Key options to be assumed by Cimarex (all of which will be vested)	9,405
Plus—Estimated direct merger costs to be incurred by Cimarex	4,200

Total purchase price	238,329
Plus—Fair value of liabilities assumed:
Current liabilities, including $33,000 of current portion of long-term debt	53,736
Deferred income tax liability	60,368
Other long-term liabilities	333
Less—Fair value of non oil and gas assets:
Cash and cash equivalents	(1,040)
Accounts recievable	(15,192)
Other current assets	(1,961)
Other long term assets	(266)
Less—Fair value of property and equipment:
Proved oil and gas properties	(258,200)
Unproved oil and gas properties	(14,032)
Furniture, fixtures and equipment (reclassified from other assets)	(1,253)

Residual purchase price allocated to non-amortizable goodwill	$60,822

  The calculation of the estimated purchase price assumes that the number of Cimarex shares to be issued is equal to Key's outstanding shares as of June 30, 2002. Key's outstanding shares has changed since our announcement date and may change between June 30, 2002 and the date the merger closes.

  The closing market price of Key's common stock on the day of the merger announcement was $16.10 per share. The cost of the acquisition reflects the average of that price and the closing prices of Key's common stock for the two days preceding and the two days following announcement, which average was $15.96 per share.

  The entry to record the purchase provides a deferred tax liability at the expected effective tax rate of the combined companies of 38%, including state taxes, based on the changes to the book basis of the identifiable tangible and intangible assets and liabilities acquired. There is no corresponding increase in tax basis as this transaction has been structured such that it is intended to be a tax-free transaction. No deferred tax liability has been established for the goodwill because amortization is not deductible for tax purposes.

  The remaining goodwill represents the fair value of the continuation of the management team of Key. The value stems from a proven track record of Key to generate exploratory prospects and develop oil and natural gas reserves.

(b)
These pro forma adjustments for the acquisition of Key, eliminate the paid-in capital, unearned compensation, retained earnings and treasury stock of Key, and record the fair value of the common stock issued by Cimarex. The pro forma combined stockholders' equity of Cimarex reflects the following:

(in thousands)
Stockholders' equity of Cimarex as of June 30, 2002	$186,413
Fair value of common stock issued to acquire Key	224,724
Fair value of Key options to be assumed by Cimarex (all of which will be vested)	9,405

Pro forma stockholders' equity after the acquisition of Key	$420,542

(c)
Adjusts depreciation, depletion and amortization and the reduction to carrying value of oil and gas properties under the ceiling test, to account for the acquisition as if the merger had occurred October 1, 2000 in a manner consistent with the full cost method of accounting for oil and gas producing properties.
(d)
Reclassification of certain Key amounts in the Unaudited Pro Forma Combined Condensed Statements of Operations to conform to the presentation of Cimarex.
(e)
To record for the income tax expense (benefit) of the pro forma adjustments resulting from the impact of the purchase accounting adjustments using Cimarex's expected effective tax rate of the combined companies of 38%, including state taxes.
(f)
Adjustment to the number of weighted average shares for dilution, related to stock options of Key.

Note 3—Cost Savings and Expenses of the Merger

        Expected cost savings resulting from operating synergies and the elimination of merger-related costs have not been reflected as adjustments to the historical data. The cost savings are expected to result from the consolidation of the corporate headquarters of Cimarex and Key and rationalization of capital spending. Cimarex estimates that it will incur approximately $4.2 million in fees and expenses associated with the merger. Key estimates that it will incur fees and expenses of approximately $5.0 million, which are being expensed as incurred by Key. There are no arrangements to have Helmerich & Payne or Cimarex reimburse any of Key's merger-related costs.

Note 4—Selected Pro Forma Supplemental Oil and Gas Information

        The tables set forth below reflect unaudited pro forma disclosures about the combined company's oil and gas activities. The information was prepared from internally generated information and records of Cimarex and Key.

        Production and average sales price information:

	Oil (MBbl)	Gas(MMcfe)
For the twelve months ended December 31, 2001
Production	2,326	58,463
Average sales prices (per Bbl of oil and per Mcf of gas)	$24.20	$4.02

        Productive wells as of December 31, 2001:

	Oil		Gas
	Gross	Net	Gross	Net
Area:
Mid-Continent	3,445	140.2	1,361	354.1
Gulf Coast	206	35.5	227	51.1
Western	684	61.8	164	32.0
Kansas	165	91.0	466	266.0

	4,500	328.5	2,218	703.2

        Net undeveloped acres as of December 31, 2001:

California	13,307
Colorado	470
Kansas	15,714
Louisiana	27,769
Michigan	4,124
Mississippi	9,234
Montana	5,893
Nevada	4,864
New Mexico	670
North Dakota	277
Oklahoma	32,825
Texas	90,103
Utah	5,794
Wyoming	39,421

250,465

        Estimated proved oil and gas reserves and standardized measure as of December 31, 2001:

	Cimarex	Key	Combined
Oil (MBls)	5,309	9,215	14,524
Gas (MMcf)	213,184	91,978	305,162
Equivalent (Bcfe)	245.0	147.3	392.3
Standardized measure of discounted future net cash flows (millions)	$187.4	$147.1	$334.5
Percentage of proved developed	98.1%	99.5%	98.6%

*
One barrel of oil is the energy equivalent of six Mcf of natural gas.

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  Exhibit 20.3
UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION
ACQUISITION OF KEY BY CIMAREX
UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET As of June 30, 2002 (In Thousands)
UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS For the Nine Months Ended June 30, 2002 (In Thousands, except per share data)
UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS For the Year Ended September 30, 2001 (In Thousands, except per share data)
NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION